

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2020

Madeline Cammarata
President
Green Stream Holdings Inc.
16620 Marquez Ave
Pacific Palisades, CA 90272

Re: Green Stream Holdings Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 2
Filed April 13, 2020
File No. 024-11086

Dear Ms. Cammarata:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No.2 filed April 13, 2020

General

1.   We note your response to comment 1. However, page III-2 does not identify your principal executive officer, principal financial officer and principal accounting officer. Please revise your signatures on page III-2 to identify your principal executive officer, principal financial officer and principal accounting officer.

2.   Please update your phone number as the number appears to be disconnected. See Item 1(b) of Form 1-A.

Exhibits

3.   We note your response to comment 2 and the updated legality opinion. It appears the legal opinion only opines on 10,026,665 shares. Please have counsel revise the legality opinion to opine on the sale of up to 100,226,665 shares of common stock.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction